Exhibit (a)(5)(Y)

News Release

ON Semiconductor Announces Receipt of Regulatory

Approval for Acquisition of Fairchild Semiconductor

PHOENIX, Ariz. – Aug. 25, 2016 – ON Semiconductor (Nasdaq: ON) (“ON Semiconductor”) announced today that the U.S. Federal Trade Commission (“FTC”) has accepted a proposed consent order for public comment and has terminated the Hart-Scott-Rodino waiting period applicable to ON Semiconductor’s proposed acquisition of Fairchild Semiconductor International, Inc. (Nasdaq: FCS) (“Fairchild”). Under the proposed consent order and in order to satisfy the FTC’s remaining concerns, prior to the closing of the acquisition of Fairchild, the FTC required that ON Semiconductor dispose of its planar insulated gate bipolar transistor (“Ignition IGBT”) business, which business generated less than $25 million in revenue during fiscal year 2015. In satisfaction of this requirement, ON Semiconductor announced today that it has entered into a definitive agreement with respect to the divestiture of the Ignition IGBT business to Littelfuse, Inc. (NASDAQ:LFUS) (“Littelfuse”) and has also entered into a separate definitive agreement with Littelfuse to sell its transient voltage suppression (“TVS”) diode and switching thyristor product lines, for a combined $104 million in cash. No manufacturing assets will be transferred by ON Semiconductor in connection with the divestiture of the Ignition IGBT business or the sale of the TVS and thyristor businesses, and both asset sales are expected to close on August 29, 2016.

The completion of ON Semiconductor’s previously announced tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of Fairchild for $20.00 per share in cash remains subject to certain customary terms and conditions set forth in the Offer to Purchase, dated December 4, 2015, as amended (the “Offer to Purchase”), and other related materials by which the Offer is being made.

The condition to the Offer relating to the termination or expiration of required waiting periods under the HSR Act has been satisfied. The proposed FTC consent order is subject to public comment for 30 days and to final approval by the FTC, although this will not affect the parties’ ability to close the transaction when all other conditions to closing have been satisfied.

About ON Semiconductor

ON Semiconductor (Nasdaq: ON) is driving energy efficient innovations, empowering customers to reduce global energy use. The company is a leading supplier of semiconductor-based solutions, offering a comprehensive portfolio of energy efficient power management, analog, sensors, logic, timing, connectivity, discrete, SoC and custom devices. The company’s products help engineers solve their unique design challenges in automotive, communications, computing, consumer, industrial, medical, aerospace and defense applications. ON Semiconductor operates a responsive, reliable, world-class supply chain and quality program, a robust compliance and ethics program, and a network of manufacturing facilities, sales offices and design centers in key markets throughout North America, Europe, and the Asia Pacific regions. For more information, visit http://www.onsemi.com.

Follow @onsemi on Twitter: www.twitter.com/onsemi.

ON Semiconductor and the ON Semiconductor logo are registered trademarks of Semiconductor Components Industries, LLC. All other brand and product names appearing in this document are registered trademarks or trademarks of their respective holders.

Cautions regarding Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements include, but are not limited to, statements related to the disposition of ON Semiconductor’s Ignition IGBT and TVS and thyristor businesses and the expiration of the Offer. These forward-looking statements are based on information available to us as of the date of this release and current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond our control. In particular, such risks and uncertainties include, but are not limited to: the risk that one or more closing conditions to the Offer may not be satisfied or waived, on a timely basis or otherwise; the unsuccessful completion of the Offer; the risk that the transaction with Fairchild does not close when anticipated, or at all, including the risk that the requisite regulatory approvals may not be obtained; matters arising in connection with ON Semiconductor’s and Fairchild’s efforts to comply with and satisfy applicable regulatory approvals and closing conditions relating to the Offer; there may be a material adverse change of us or Fairchild or our respective businesses may suffer as a result of uncertainty surrounding the transaction; the transaction may involve unexpected costs, liabilities or delays; difficulties encountered in integrating Fairchild, including the potentially accretive benefits and synergies; failure to achieve the anticipated results of the transactions; and risks involving environmental or other governmental regulation. Information concerning additional factors that could cause results to differ materially from those projected in the forward-looking statements is contained in ON Semiconductor’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other of ON Semiconductor’s filings with the Securities and Exchange Commission (the “SEC”). These forward-looking statements are as of the date hereof and should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made. For additional information, visit ON Semiconductor’s corporate website, www.onsemi.com, or for official filings visit the SEC website, www.sec.gov.

Notice to Investors

This press release is for informational purposes only, and it does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The Offer is being made pursuant to a Tender Offer Statement on Schedule TO filed by ON Semiconductor with the SEC on December 4, 2015. Fairchild filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer on December 4, 2015. THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION / RECOMMENDATION STATEMENT, INCLUDING IN EACH CASE ANY AMENDMENTS OR SUPPLEMENTS THERETO, CONTAIN IMPORTANT INFORMATION. HOLDERS OF SHARES OF FAIRCHILD COMMON STOCK ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF FAIRCHILD COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, are being made available to all holders of shares of Fairchild common stock at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available at no charge on the SEC’s website at www.sec.gov.

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Contacts

Kris Pugsley	Parag Agarwal
Corporate Communications/Media Relations	Vice President Investor Relations and Corporate Development

ON Semiconductor	ON Semiconductor
(312) 909-0661	(602) 244-3437
kris.pugsley@onsemi.com	investor@onsemi.com